UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 333-120494

HSBC FINANCE CORPORATION,
successor by merger to HOUSEHOLD FINANCE CORPORATION
(Exact name of registrant as specified in its charter)

2700 Sanders Road, Prospect Heights, Illinois 60070
(847) 564-5000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Household Finance Corporation 6 3/4% Notes due May 15, 2011
Household Finance Corporation 6.875% Notes due January 30, 2033
Household Finance Corporation 6% Notes due November 30, 2033
_____________________________________________________________________
(Title of each class of securities covered by this Form)

HSBC Finance Corporation 8.875% Adjustable Conversion-Rate Equity Security Units
HSBC Finance Corporation 6 3/4% Notes due May 15, 2011
HSBC Finance Corporation 6.875% Notes due January 30, 2033
HSBC Finance Corporation 6% Notes due November 30, 2033
______________________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ X ]

Approximate number of holders of record as of the certification or notice date: NONE

Pursuant to the requirements of the Securities Exchange Act of 1934, HSBC Finance Corporation, successor by merger to Household Finance Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 31, 2005	By: /s/ Michael J. Forde Michael J. Forde, Associate General Counsel HSBC Finance Corporation, successor by merger to Household Finance Corporation